EXHIBIT F

April 3, 2009

Board of Directors

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

Ladies and Gentlemen:

Despite Mr. Wilson’s recent statements, we do not believe your shareholders will conclude that you are “dedicated to having a fair and transparent election” or a “constructive dialogue” with shareholders. To the contrary, until San Antonio Fire & Police Pension Fund brought its lawsuit, you were apparently reluctant to even acknowledge the requests in our letter of almost a month ago that you move to eliminate the impediments posed to an unfettered election process by the Company’s “poison puts” and “poison pill.” That reluctance, in our view, serves to condone a distortion of the electoral process and would, to any reasonable observer, suggest an attitude toward the rights of shareholders reminiscent of the worst aspects of pre-Enron/WorldCom era corporate governance practices. We expect other shareholders will share that view and our skepticism towards Mr. Wilson’s other assertions on the Board’s behalf.

As a result of your inaction, in preparing for our solicitation of proxies, we have indeed been obliged to consider how to address the existence of the separate slate of five proposed nominees put forward by Funds associated with Carl Icahn and to reduce at least to some degree both the chilling effect of the “poison puts” on the voting decisions of shareholders, and the potential for complication and confusion inherent in a three-way election contest under current election and proxy procedures.

As we have communicated from the outset, we agree with Mr. Wilson that this is a crucial time for Amylin and that the Company needs the right leadership to maximize shareholder value. We do not agree that the current directors, who comprise fully 10 of the 12 nominees on your announced slate, have provided or will provide that necessary leadership.

We have also been exceedingly clear that we have not proposed, and are not seeking, the election of more than a minority of shareholder-nominated directors or “control of the Board” and do not agree with your spokesman, Mr. Wilson, that it is a “fact” that reasonable observers would conclude we are. Again quite to the contrary, we are confident that a “reasonable observer,” and, more importantly, your shareholders, will understand very well why we have focused on the invidious impact of the “poison put” provisions and why we have expressed our support for the lawsuit brought against you in the Delaware Court of Chancery.

We have repeatedly made clear to you and your representatives that we believe there would be significant advantages to all participants from the formation of a single non-management slate of five nominees drawn from the respective proposed nominees of Eastbourne and the Icahn Funds.

However, in the absence of effective action by you to make this possible or to alleviate the menace of the “poison puts,” we have indeed sought another route to offer Amylin shareholders some equivalent, though imperfect, opportunity to exercise their franchise. To this end, Eastbourne has requested and received from the SEC’s Division of Corporation Finance “no-action” relief to permit Eastbourne, under the SEC’s “short slate” rule, in connection with its solicitation of proxies in support of its own nominees, to also seek authority from stockholders to vote for all of the Icahn Funds’ nominees, as well as for all of the management nominees, in each case other than those individuals that Eastbourne specifies it will not vote for.

As we disclose in our preliminary proxy statement filed today, Eastbourne has not made a determination whether and to what extent to rely on this relief. In order to follow this path and afford stockholders an opportunity to vote for nominees from both non-management slates, as well as the ability to vote for a full complement of twelve directors, Eastbourne will consider reducing the number of its own proposed nominees for whom it solicits proxies so as to be able, instead, to seek authority to vote for a number of the Icahn Funds’ proposed nominees, as well as a number of management nominees sufficient to fill out the twelve-person slate. To be perfectly clear, Eastbourne does not intend to solicit proxies (or seek authority to vote) for more shareholder-proposed nominees than would represent a minority of the Board if elected.

The alternative approach outlined above would afford shareholders an opportunity to vote for a slate of shareholder-proposed nominees drawn by Eastbourne from both the Eastbourne slate and the Icahn Funds’ slate. We do not believe that this is a perfect solution and it cannot alleviate the effect we anticipate the “poison puts” may have of swaying voters away from any shareholder proposed slate. That is why we continue to believe it would be preferable, and in the best interests of all shareholders for whom you are fiduciaries, to have the selection of a unified minority slate made after free discussion between Eastbourne and the Icahn Funds. Since we are not seeking the election of more than a minority of shareholder-nominated directors, in order to achieve such a unified slate, Eastbourne would be required to reduce the number of its own proposed nominees and we are prepared to consider such an accommodation. We do not know whether or not Mr. Icahn would be prepared to make a similar accommodation; we hope that he would.

But, even if both nominating parties were willing to make such accommodations, the Company’s “poison pill” stands squarely in the path of moving toward this result, however beneficial it might be to a “fair and transparent” election.

The simplest ways to redress these issues would be for you to waive or amend the provisions of the Company’s “poison pill” to remove the barrier to direct discussions between both nominating shareholders regarding the election of directors or at least do your utmost to neutralize the “poison puts.”

Only you can take one or both of these steps to foster the interests of your shareholders. Failing that, we will likely have no choice but to continue down the alternative path we have described. As we have also advised you and your representatives previously, we also are willing to participate in a tri-partite conversation with the Board and the Icahn Funds if you choose to make that path available. That would truly be a “constructive dialogue.” We remain hopeful that your dedication to the interests of your shareholders will now lead you to respond positively.

Sincerely,

/s/

Richard J. Barry

Founder & Portfolio Manager

Eastbourne Capital Management, L.L.C.

Important Additional Information

Security holders are advised to read the proxy statement, white proxy card and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, Jay Sherwood, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman and William A. Nuerge from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals when they are available because they will contain important information. Such materials will, along with other relevant documents, be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting Mackenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Exhibit 1 to the Schedule 14A filed on February 2, 2009 and available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov.